Exhibit 11
North Fork Bancorporation, Inc.
COMPUTATION OF NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
September 30, 2005
(unaudited)

	Three Months Ended		Nine Months Ended
(dollars in thousands, except per share amounts)	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Net Income	$237,296	$119,728	$738,397	$331,244

Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	470,004	252,162	468,644	237,398
Weighted Average Common Equivalent Shares	5,623	3,323	6,313	3,684

Weighted Average Common and Common Equivalent Shares	475,627	255,485	474,957	241,082

Net Income per Common Share — Basic	$.50	$.47	$1.58	$1.39
Net Income per Common and Common Equivalent Share — Diluted	$.50	$.47	$1.55	$1.37

46